FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 2 August 2005

REED ELSEVIER PLC (Registrant)

1-3 Strand
London WC2N 5JR
United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES
EXHIBIT INDEX
Disclosure of Interest in Voting Shares of Reed Elsevier PLC

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary

Date:	2 August 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Disclosure of Interest in Voting Shares of Reed Elsevier PLC

ISSUED ON BEHALF OF REED ELSEVIER PLC

2nd August 2005

Disclosure of Interest in Voting Shares of Reed Elsevier PLC

Reed Elsevier PLC received today a notification dated 1 August 2005, in accordance with Part VI of the Companies Act 1985 (as amended), that the interest of The Capital Group Companies, Inc. and certain of its affiliates in the ordinary shares of Reed Elsevier PLC is 129,962,002 shares, representing 10.19% of the Company’s current issued share capital of which holding 64,853,724 shares, representing 5.08% of the Company’s share capital are held by its affiliate, Capital Guardian Trust Company.